PRICING SUPPLEMENT NO. 2 dated October 3, 2005 to Prospectus Supplement	Filed pursuant to Rule 424(b)(3) Registration No. 333-124095 and Prospectus dated July 1, 2005

U.S. $4,000,000,000
Eksportfinans ASA
Medium-Term Notes
Due Nine Months or More From the Date of Issue

This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated July 1, 2005 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$45,403,000.00

Face Amount of each note traded on October 3, 2005:	$1,000.00 per $1,004.00 Issue Price of notes

CUSIP No.:	R2188Y346

Common Code:	Not Applicable

ISIN:	Not Applicable

	Issue Price to public	Discounts and commissions	Proceeds to us (before expenses)
Per note:	$1,004.00	$4.00	$1,000.00
Total:	$45,584,612.00	$181,612.00	$45,403,000.00

Assuming no changes in market conditions or other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price.

Agent:	Goldman, Sachs & Co.

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	October 3, 2005

Original Issue Date:	October 18, 2005

Maturity Date:	(1) February 18, 2007, or (2) in the event that a Market Disruption Event has occurred on the Determination Date, the tenth Trading Day following the Determination Date as postponed.

Indexed note:	Yes. The German Stock Index (the DAX® or the Index). The German Stock Index is a total return index of 30 selected German “blue chip” stocks traded on the Frankfurt Stock Exchange. The equities use free float shares in the Index calculation. The DAX® had a base value of 1,000 as of December 31, 1987. Since June 18, 1999, only Xetra® equity prices have been used to calculate all DAX® indices. Xetra® is the electronic trading system of the Frankfurt Stock Exchange, DAX® is a registered trademark of Deutsche Börse AG. We refer to Deutsche Börse AG as the Index Sponsor and it calculates and maintains the Index. See “The DAX®” below for further information on the Index. Detailed information is also available at www.deutsche-boerse.com. This website is not incorporated by reference in this document.

Indexed Principal Amount:	As of the Determination Date, the calculation agent will determine the indexed principal amount you will be entitled to receive in respect of each note in accordance with the following formula:

Indexed Principal Amount = Face Amount of the note x (Final Index Level/Initial Index Level)

On the Maturity Date, we will pay the holder of each note cash equal to the Indexed Principal Amount of that note.

Initial Index Level:	5,082.07

Final Index Level:	The closing price of the Index as determined by the calculation agent on the Determination Date.

Determination Date:	Ten Trading Days prior to the Maturity Date, unless such day is not a Trading Day, in which case the Determination Date shall be the next day that is a Trading Day. In each case, however, if a Market Disruption Event (as described below) occurs or is continuing on the Determination Date, then the Determination Date will be postponed to the next Trading Day on which a Market Disruption Event is not in effect. In no event, however, will the Determination Date be postponed by more than ten Business Days. If the Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Determination Date. If the calculation agent determines that the closing level of the Index is not available on the Determination Date, as so postponed, either because of a Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Index Level, and thus the Indexed Principal Amount, for the purposes of the notes based on its assessment, made in its sole discretion, of the level of the Index on the Determination Date, as so postponed.

Market Disruption Event:	Any of the following will be a Market Disruption Event:

•   a suspension, absence or material limitation of trading in Index stocks constituting 20% or more, by weight, of the Index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•   a suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to Index stocks constituting 20% or more, by weight, of the Index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•   Index stocks constituting 20% or more, by weight, of the Index, or option or futures contracts relating to the Index or to Index stocks constituting 20% or more, by weight, of the Index, if available, do not trade on what were the respective primary markets for those Index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Goldman, Sachs & Co. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes.

The following events will not be a Market Disruption Event:

• a limitation on the hours or numbers of days of trading, but only if the limitation results from a previously announced change in the regular business hours of the relevant market, and

• a decision to permanently discontinue trading in the option or futures contracts relating to the Index or to any Index stock.

For this purpose, an “absence of trading” in the primary securities market on which an Index stock, or on which option or futures contracts relating to the Index or an Index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an Index stock or in option or futures contracts relating to the Index or an Index stock, if available, in the primary market for that stock or those contracts, by reason of:

• a price change exceeding limits set by that market, or

• an imbalance of orders relating to that stock or those contracts, or

• a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that primary market.

Discontinuance or Modification of the Index:	If the Index Sponsor discontinues publication of the Index and the Index Sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the Index, then the calculation agent will determine the Indexed Principal Amount by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the Index is discontinued and there is no successor index, or that the level of the Index is not available on the Determination Date because of a Market Disruption Event or for any other reason, the calculation agent will determine the Final Index Level, and thus the Indexed Principal Amount, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the Index, the stocks comprising the Index or the method of calculating the Index is changed at any time in any respect—including any addition, deletion or substitution and any reweighting or rebalancing of Index stocks and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index stocks or their issuers or is due to any other reason—then the calculation agent will be permitted (but not required) to make such adjustments in the Index or the method of its calculation as it believes are appropriate to ensure that the Index level used to determine the Final Index Level, and thus the Indexed Principal Amount, is equitable. The calculation agent is not obligated to make any such adjustments.

All determinations and adjustments to be made by the Index Sponsor or the calculation agent with respect to the Index may be made by the Index Sponsor or the calculation agent, as the case may be, in its sole discretion.

Calculation agent:	Goldman, Sachs & Co.

Asset linked note:	No

Amortizing note:	No

Original issue discount:	No

Zero coupon:	No

Exchangeable:	No

Fixed rate note:	The notes do not pay interest. There will be no payments prior to maturity.

Floating rate note:	No

Interest payment date:	Not Applicable

Interest accrual:	Not Applicable

Day count convention:	Not Applicable

Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London or New York.

Trading Day:	Any day on which the calculation agent determines that trading is generally conducted on the Frankfurt Stock Exchange or Eurex.

Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Optional redemption:	Not Applicable

Tax redemption:	No

Extension of maturity:	Not Applicable

Optional repayment date(s):	Not Applicable

Optional repayment price(s):	Not Applicable

Additional amounts payable:	No

Authorized denominations:	$10,000 and integral multiples of $1,000 in excess thereof

Renewable note:	No

Form of notes:	Book-entry

Listing:	None

Issuer rating:	Aaa (Moody’s) / AA+ (Standard & Poor’s) / AAA (F.IBCA)

Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

RISK FACTORS

     Unlike ordinary debt securities, the return on the notes depends on changes in values of an index of German equity securities. As described in more detail below, the trading price of the notes may vary considerably before the maturity date due, among other things, to fluctuations in the price of the common stocks that make up the Index and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes do not pay interest. Also, your notes are not equivalent to investing directly in the stocks comprising the index or in currencies to which your notes are linked. You should carefully consider the following risks before investing in the notes.

You may lose a significant part of your investment in the notes.

We will not repay you a fixed amount of principal on the notes at maturity and we are not liable for any loss of principal that you may incur due to fluctuations in the index level.

     The Indexed Principal Amount will depend on the change in the value of the Index. Because the value of the Index is subject to market fluctuations, the Indexed Principal Amount may be less than the Face Amount of the notes, and you will lose part or substantially all of your investment if the Final Index Level is below the Initial Index Level. You may also lose part or all of your investment if you sell the notes in the secondary market before their maturity.

     Even if the amount payable on your notes at maturity is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

Assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price.

     The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market price of your notes may be influenced by many unpredictable factors” below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Secondary trading in the notes may be limited” below.

Past Index performance is no guide to future performance.

     The actual performance of the Index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels of the Index or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index.

The formula for determining the supplemental payment amount does not take into account all developments in the Index.

     Changes in Index levels during the term of the notes before the Determination Date will not be reflected in the calculation of the Indexed Principal Amount payable at maturity. The calculation agent will calculate the Indexed Principal Amount by comparing only the Index level on the date hereof and the Index level on the Determination Date. No other Index levels will be taken into account. As a result, you may lose a significant part of your investment even if the Index has risen at certain times during the term of the notes.

Any decline in our credit ratings may affect the market value of your notes.

     Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

Your return on your notes will depend on changes in the Index level and will not be adjusted for changes in the euro/U.S. dollar exchange rate.

     Although the Index stocks are traded in euro and your note is denominated in U.S. dollars, the amount payable on your note at maturity will not be adjusted for changes in the euro / U.S. dollar exchange rate. The amount we pay on the stated maturity date will be based solely upon the overall change in the Index level during the life of your note. Changes in exchange rates, however, may reflect changes in the German economy that, in turn, may affect the final Index level.

Changes in the volatility of the euro / U.S. dollar exchange rate, and the correlation between that rate and the Index level, are likely to affect the market value of your notes.

     The euro / U.S. dollar rate refers to a foreign exchange spot rate that measures the relative values of two currencies, the euro and the U.S. dollar. This rate reflects the amount of euro that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the euro. The volatility of the euro / U.S. dollar rate refers to the size and frequency of changes in that rate. Because your note is payable in U.S. dollars, the volatility of the euro / U.S. dollar rate could affect the market value of your note. In most scenarios, assuming the correlation between the euro / U.S. dollar rate and the Index level is positive, that is, the dollar appreciates relative to the euro as the Index level appreciates, if the volatility of the euro / U.S. dollar rate increases, we expect that the market value of your note will increase and, conversely, if the volatility of that rate decreases, we expect that the market value of your note will decrease.

     The correlation between the euro / U.S. dollar rate and the Index level refers to the relationship between the percentage changes in that rate and the percentage changes in the level of the Index – the greater the correlation, the more closely the percentage changes in one resemble the percentage changes in the other. In general, if the correlation between the euro / U.S. dollar rate and the Index level increases, we expect that the market value of your note will increase and, conversely, if this correlation decreases, we expect that the market value of your note will decrease.

As calculation agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

     As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including the Final Index Level, the Indexed Principal Amount, the amount payable on any acceleration, and the existence and effects of Market Disruption Events. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described below under “There may be conflicts of interest between you and Goldman, Sachs & Co.”

You have no shareholder rights or rights to receive any stock.

     While the Index is a total return index, which means that the Index reflects changes in the price of the Index stocks, including all distributions to shareholders, such as dividends, investing in your notes will not make you a holder of any of the Index stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Index stocks. Your notes will be paid in cash, and you will have no rights to directly receive delivery of any Index stocks or dividends.

The market price of your notes may be influenced by many unpredictable factors.

     The following factors, many of which are beyond our control, will influence the market value of your notes, as well as the Indexed Principal Amount:

•	the Index level at any time,

•	the actual dividends distributed on the Index stocks,

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the German stock market in particular,

•	interest and yield rates in the market,

•	the time remaining until your notes mature, and

•	our creditworthiness.

     These factors will influence the price you will receive if you sell your notes prior to maturity. If you sell your notes prior to maturity, you may receive less than the outstanding Face Amount of your notes. You cannot predict the future performance of the Index based on its historical performance.

Trading and other transactions by Goldman, Sachs & Co. in securities linked to the Index stocks may impair the value of your notes.

     Goldman, Sachs & Co. or one or more of its affiliates (including Goldman Sachs International) may hedge its obligations under the swap that Goldman Sachs International expects to enter into with us relating to the offered notes by purchasing some or all of the Index stocks, options or futures on the Index or Index stocks or other instruments linked to the Index or Index stocks, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the Determination Date. Goldman Sachs International may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to the same Index. Any of these hedging activities may adversely affect the Index level—directly or indirectly by affecting the price of the Index stocks—and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that Goldman Sachs International could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

     Goldman, Sachs & Co. and its affiliates may also engage in trading in one or more of the Index stocks or instruments whose returns are linked to the Index or Index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or its affiliates could adversely affect the Index level—directly or indirectly by affecting the price of the Index stocks—and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Index or one or more of the Index stocks. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. or its affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

There may be conflicts of interest between you and Goldman, Sachs & Co.

     As noted above, Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to the Index and the Index stocks. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index, could be adverse to your interests as a beneficial owner of your notes.

     Goldman, Sachs & Co. and its affiliates may, at present or in the future, engage in business with the issuers of the Index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman, Sachs & Co. and your interests as a beneficial owner of notes. Moreover, one or more of Goldman, Sachs & Co.’s affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Index stocks and with respect to the Index itself. Any of these activities by Goldman, Sachs & Co. or any of its affiliates may affect the level of the Index and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

The policies of the Index Sponsor and changes that affect the Index or the Index stocks could affect the amount payable on your notes and its market value.

     The policies of the Index Sponsor concerning the calculation of the Index level, additions, deletions or substitutions of Index stocks and the manner in which changes affecting the Index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the Index level could affect the Index level and, therefore, the amount payable on your notes at maturity and the market value of your notes prior to that date. The amount payable on your notes and its market value could also be affected if the Index Sponsor changes these policies, for example by changing the manner in which it calculates the Index level, or if the Index Sponsor discontinues or suspends calculation or publication of the Index level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the Index level is not available because of a Market Disruption Event or for any other reason, Goldman, Sachs & Co., as calculation agent for your notes, may determine the Index level on the Determination Date and, ultimately, the amount payable at maturity, in a manner it considers appropriate, in its sole discretion.

There is no affiliation between the Index stock issuers and us, and we are not responsible for any disclosure by the Index stock issuers.

     We are not affiliated with the issuers of the Index stocks or the Index Sponsor. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about the Index stock issuers. You, as an investor in your notes, should make your own investigation into the Index and the Index stock issuers to the extent required, in your judgment, to allow you to make an informed decision with respect to your investment in the notes. See “The DAX®” below for certain information about the Index.

     Neither the Index Sponsor nor the Index stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the Index Sponsor nor the Index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

There are risks associated with an investment in securities indexed to the value of foreign equity securities.

     The underlying stocks that constitute the Index have been issued by German companies. Investments in securities indexed to the value of German equity securities involve risks associated with the securities markets in Germany, including risks of volatility and/or governmental intervention in those markets and cross-shareholdings by some German companies of other German companies. Also, there may be less publicly available information about some German companies than U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange

Commission, and German companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

     The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

We can postpone the Determination Date and the Maturity Date if a Market Disruption Event occurs.

     If the calculation agent determines that a Market Disruption Event has occurred or is continuing on the Determination Date, the Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than five Business Days. As a result, the maturity of your notes may be postponed, although not by more than five Business Days, if there is a Market Disruption Event on the Determination Date. Thus, you may not receive the cash payment that we are obligated to deliver at maturity until several days after the originally scheduled due date. Moreover, if the closing level of the Index is not available on the Determination Date, as so postponed, because of a continuing Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Index Level based on its assessment, made in its sole discretion, of the level of the Index at that time.

Secondary trading in the notes may be limited.

     The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market value of your notes may be influenced by many unpredictable factors” above.

The U.S. Federal income tax treatment on the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.

     There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as contracts under which we deliver at maturity a cash amount determined by reference to a portfolio of stocks consisting of the underlying stocks in exchange for a fixed purchase price. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization. If the United States Internal Revenue Service (IRS) successfully argues that the notes should be treated differently, the timing and character of income on the notes may be affected and, among other things, you may be required to pay tax on deemed interest even though your notes do not bear periodic interest. We are not requesting a ruling from the IRS with respect to the notes, and we cannot assure you that the IRS will agree with the conclusions expressed in this pricing supplement and in the accompanying prospectus supplement and prospectus under “Taxation in the United States.”

ADDITIONAL INFORMATION

Supplemental plan of distribution information

     The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of October 3, 2005 between the agent and us. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.

Calculation agent

     We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Final Index Level and for all calculations and determinations regarding Market Disruption Events, the Indexed Principal Amount, the interest rate applicable to any overdue payment of the Indexed Principal Amount and the redemption price upon any early redemption of the notes. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

     Upon request, the calculation agent will provide a written statement to an investor showing how the Indexed Principal Amount per U.S. $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
Attn: Structured Equities Solutions
Telephone No. +1 212 902 1000
Facsimile No. +1 212 902 3000

Hypothetical examples

     In the table below, we provide a range of hypothetical pretax Index returns for the Index. Based on these hypothetical Index returns, we illustrate a range of Indexed Principal Amounts per $1,000.00 Face Amount of notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical Index returns could have on the Indexed Principal Amount, assuming all other variables remain constant.

     The information in the table reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.

     The table below also assumes that there is no change in or affecting any of the Index stocks or the method by which the Index Sponsor calculates the Index level, that there is no change in the relative weighting of any Index stock and that no Market Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Index stocks.

     The Index has been volatile in the past and its performance cannot be predicted for any future period. The actual performance of the Index over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical return examples set forth below or to the historical levels of the Index set forth elsewhere in this pricing supplement. For information about the level of the Index during recent periods, see “The DAX® — DAX® Historical Pricings below.

		Indexed Principal
Final Index Level	Indexed Principal	Amount percentage
as Percentage of	Amount per $1,000	of $1,004 per note
Initial Index Level	Face Amount	purchase price
150%	$1,500.00	149.40%
140%	$1,400.00	139.44%
130%	$1,300.00	129.48%
120%	$1,200.00	119.52%
110%	$1,100.00	109.56%
100%	$1,000.00	99.60%
90%	$900.00	89.64%
80%	$800.00	79.68%
70%	$700.00	69.72%
60%	$600.00	59.76%
0%	$0.00	0%

Same-day funds settlement and payment

     The initial settlement for the notes and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Failure to pay Indexed Principal Amount when due

     In the event we fail to pay the Indexed Principal Amount on the Maturity Date, any overdue payment in respect of the Indexed Principal Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11:00 a.m. (London time) on the first business day following such failure to pay. Such rate shall be determined by the calculation agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

Acceleration

     If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner, on the basis of the performance of the Index over the term of the notes to the date of acceleration, to be fair and equitable to the holders.

THE DAX®

     We have derived all information regarding the DAX® contained in this pricing supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Deutsche Börse AG, which we refer to as the Index Sponsor. Neither we nor Goldman, Sachs & Co. makes any representation or warranty as to the accuracy or completeness of such information. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Index. The Working Committee for Equity Indices, comprised of representatives from German and European banks and other financial institutions such as BNP Paribas, Deutsche Bank AG, ING BHF-Bank AG and MEAG Asset Management GmbH, advises the Index Sponsor on all issues related to such indices and pronounces recommendations in respect of the composition of the Index Sponsor’s indices. However, decisions on the composition of and possible modifications to the Index are exclusively taken by the Management Board of the Index Sponsor.

     The Index, composed of selected stocks that reflect the German blue chip segment, is currently comprised of 30 of the largest and most actively traded German-based companies that are listed at the Frankfurt Stock Exchange. To be included in the Index, a company’s stocks must have been admitted to the Prime Standard Segment of the Frankfurt Stock Exchange, which requires issuers to maintain higher transparency standards subsequent to admission relative to those issuers whose shares have been admitted to the General Standard Segment. Further, all classes of a company’s shares must also be traded continuously on Xetra®, Deutsche Börse’s fully electronic pan-European trading platform, and show a free-float portion of at least 5% for a company to be considered for inclusion in the Index.

     To determine which companies are included in the Index, those companies that meet the criteria discussed above are then ranked relative to each other based on two further criteria. First, a company’s order book turnover, or total of volumes traded, on both Xetra® and in floor trading on the Frankfurt Stock Exchange within the preceding 12 months is examined. Second, a company’s free-float market capitalization is reviewed. The market capitalization is determined by multiplying the number of freely available shares by the respective market price on the last trading day of the month is reviewed. In this instance, the market price used is the average of the volume-weighted average price over the preceding 20 trading days.

     The Index is subject to ordinary adjustment once per year pursuant to the application of four rules. The Fast Exit Rule provides for a company in the Index to be replaced if it is ranked less than no. 45 in either turnover or market capitalization, provided that an advancing issue ranks no. 35 or better in both criteria. The Fast Entry Rule provides for inclusion of an issue in the Index if it ranks no. 25 or better in both criteria. In this case, the issue with a ranking worse than no. 35 in one criteria and the lowest market capitalization is removed. Under the Regular Exit Rule, a component issue is replaced if its ranking in either criteria is worse than no. 40, provided an advancing issue ranks no. 35 or better in both criteria. Finally, the Regular Entry rule includes an issue outside the Index if it ranks no. 30 or better in both criteria, provided there is an issue in the Index with a value ranking worse than no. 35 in one criteria. In exceptional cases, including takeovers announced at short notice or significant changes in a company’s free-float, the Management Board of the Index Sponsor, in agreement with the Working Committee, may deviate from these rules.

     The Index is also reviewed once every quarter to apply the Fast Entry and Fast Exit Rules, and extraordinary reviews are performed as necessary to respond to the occurrence of certain developments such as insolvency and companies included in the Index no longer meeting minimum free-float, Prime Standard Segment listing or continuous trading requirements. In such cases, the Working Committee also proposes a suitable successor on the basis of the criteria and the rules. The following table lists, as of October 3, 2005 from Bloomberg Financial Markets without independent verification, the stocks underlying the Index and the percentage of the value of the Index represented by each component stock.

Stock	Percentage of Value
Siemens AG	9.872%
E.ON AG	9.756%
Allianz AG	8.137%
Deutsche Bank AG	7.424%
Deutsche Telekom AG	7.339%
DaimlerChrysler AG	7.152%
BASF AG	6.121%
SAP AG	5.610%
RWE AG	4.708%
Bayer AG	4.096%
Muenchener Rueckversicherungs AG	3.200%
Bayerische Hypo-und Vereinsbank AG	2.570%
Bayerische Motoren Werke AG	2.383%
Commerzbank AG	2.272%
Deutsche Post AG	2.199%
Volkswagen AG	2.070%
Continental AG	1.825%
Schering AG	1.677%
Deutsche Boerse AG	1.542%
ThyssenKrupp AG	1.309%
Adidas-Salomon AG	1.208%
MAN AG	1.107%
Metro AG	1.081%
Infineon Technologies AG	0.929%
Linde AG	0.928%
Deutsche Lufthansa AG	0.854%
Henkel KGaA	0.827%
TUI AG	0.727%
Altana AG	0.602%
Fresenius Medical Care AG	0.475%

Source: Bloomberg

Historical Performance

     The table set forth below sets forth the high and low Index closing values, as well as end of quarter Index closing values for each quarter in the period since January 1, 2002. The Index closing value on October 3, 2005 was 5,082.07. We obtained the information in the table below from Bloomberg without independent verification.

     We cannot assure you that this performance will be replicated in the future or that the historical performance of the Index will serve as a reliable indicator of its future performance.

DAX® Historical Pricings

	High	Low	Last
2002:
First Quarter	5462.55	4745.58	5397.29
Second Quarter	5343.88	4099.05	4382.56
Third Quarter	4483.03	2769.03	2769.03
Fourth Quarter	3380.20	2597.88	2892.63
2003:
First Quarter	3157.25	2202.96	2423.87
Second Quarter	3304.15	2450.19	3220.58
Third Quarter	3668.67	3146.55	3256.78
Fourth Quarter	3965.16	3276.64	3965.16
2004:
First Quarter	4151.83	3726.07	3856.70
Second Quarter	4134.10	3754.37	4052.73
Third Quarter	4035.02	3646.99	3892.90
Fourth Quarter	4261.79	3854.41	4256.08
2005:
First Quarter	4428.09	4201.81	4348.77
Second Quarter	4627.48	4178.10	4586.28
Third Quarter	5048.74	4530.18	5044.12
Fourth Quarter (up to October 3, 2005)	5082.07	5082.07	5082.07

License Agreement

     Eksportfinans expects to enter into a non-exclusive license agreement with the Index Sponsor allowing us, in exchange for a fee, to use the Index in connection with the notes. Goldman, Sachs & Co. will pay the fees payable in connection with the license.

     The notes are neither sponsored nor promoted, distributed or in any other manner supported by Deutsche Börse AG (the Licensor). The Licensor does not give any explicit or implicit warranty or representation, neither regarding the results deriving from the use of the Index and/or the Index trademark nor regarding the Index value at a certain point in time or on a certain date nor in any other respect. The Index is calculated and published by the Licensor. Nevertheless, as far as admissible under statutory law the Licensor will not be liable vis-à-vis third parties for potential errors in the Index. Moreover, there is no obligation for the Licensor vis-à-vis third parties, including investors, to point out potential errors in the Index.

     Neither the publication of the Index by the Licensor nor the granting of a license regarding the Index as well as the Index trademark for utilization in connection with the Notes represents a recommendation by the Licensor for a capital investment or contains in any manner a warranty or opinion by the Licensor with respect to the attractiveness on an investment in the Notes.

     In its capacity as sole owner of all rights to the Index and the Index trademark the Licensor will solely license to us the utilization of the Index and the Index trademark as well as any reference to the Index and the Index trademark in connection with the Notes.

TAXATION IN THE UNITED STATES

     The following discussion supplements and, to the extent inconsistent with, replaces the discussion in the prospectus supplement and the prospectus under “Taxation in the United States” and you should read the following discussion in conjunction with the discussion in the prospectus supplement and the prospectus. This discussion is the opinion of Allen & Overy LLP and contains a general summary of certain principal U.S. Federal income tax consequences that may be relevant with respect to the ownership of the notes. This summary addresses only the U.S. Federal income tax considerations of U.S. Holders (as defined below) that acquire a note at its original issuance and that will hold such note as a capital asset.

     This summary does not purport to address all U.S. Federal income tax matters that may be relevant to a particular holder of the notes. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following:

•	financial institutions,

•	insurance companies,

•	dealers or traders in securities, currencies or notional principal contracts,

•	tax-exempt entities,

•	regulated investment companies,

•	real estate investment trusts,

•	persons that will hold the notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes,

•	persons whose “functional currency” is not the U.S. dollar,

•	persons that own (or deemed to own) 10% or more of our voting shares or interests treated as equity, and

•	partnerships, pass-through entities or persons who hold the notes through partnerships or other pass-through entities.

     Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of a Note. This summary also does not describe any tax consequences arising under the laws of any taxing jurisdictions other than the Federal income tax laws of the U.S. Federal government.

     This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Pricing Supplement. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     No statutory, administrative or judicial authority directly addresses the treatment of holders of the notes for U.S. Federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. Prospective investors should consult their own tax advisers with respect to the U.S. Federal, state, local and foreign tax consequences of acquiring, owning or disposing of the notes.

     For the purposes of this summary, a “U.S. Holder” is a beneficial owner of a Note that is, for U.S. Federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

     As provided in United States Treasury Regulations, certain trusts in existence on 20th August, 1996, and treated as United States persons prior to that date that maintain a valid election to continue to be treated as United States persons also are U.S. Holders. If a partnership holds the notes, the U.S. Federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding the notes should consult its tax advisor regarding an investment in the notes under its particular situation.

Consequences to U.S. Holders

     We intend to take the position that the notes will be treated for U.S. Federal income tax purposes as a forward contract to purchase the Index and, by purchasing a note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the notes will be so treated. We also will take the position that at the time of issuance of your note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the stated maturity date to satisfy that obligation. Although you will be obligated to treat the purchase price as a deposit for U.S. Federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your note, but instead will be commingled with our other assets.

     Sale, Exchange, Redemption or Other Disposition of the Notes. Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received (including any amounts received at maturity) and your adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss. The deductibility of capital losses is subject to limitations.

     Possible Alternative Treatment. Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. The documentation of the notes as debt suggests that the IRS might seek to apply to the notes the Treasury regulations governing contingent payment debt instruments (the Contingent Payment Regulations). If the IRS were successful in doing this, then, among other matters,

•	you would be required to accrue original issue discount on the note at a yield comparable to the yield at which we would issue similar noncontingent bonds, determined at the time of issuance of the notes, even though you will not receive any coupon payments on the note; and

•	on the sale, exchange, maturity, redemption or other taxable disposition of the notes, you would recognize ordinary income, or ordinary loss to the extent of your aggregate prior accruals of original issue discount and capital loss thereunder, rather than capital gain or loss.

     Even if the Contingent Payment Regulations do not apply to the notes, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences to you different from those described above. Under an alternative characterization of the notes, it is possible, for example, that notes could be treated as an investment unit consisting of a deposit paying interest at a rate we would pay on non-exchangeable senior notes maturing at the same time as the notes, plus a cash-settlement forward contract, in which case you would be required to accrue interest on the notes.

     The IRS and U.S. Treasury Department recently issued proposed regulations that require the accrual of income on a current basis with respect to contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current economic accrual with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

     Prospective purchasers of the notes should review the “Taxation in the United States” section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.